www.nedakethanol.com
Tim Borer – Secretary/Treasurer
June 18, 2009

VIA OVERNIGHT DELIVERY & EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Att’n: Mr. Ernest Greene
100 F. Street, N.E.
Stop 7010
Washington, D.C. 20549

Re:	NEDAK Ethanol, LLC (“Company”)
File No. -52597

Dear Mr. Greene:

The Company received your letter dated June 2, 2009 (“Letter”).  We appreciate the comments provided by the staff therein respecting the Company’s periodic reports.  The Letter requests that the Company explain the following with respect to its financial statements dated December 31, 2008 and March 31, 2009 which were filed with the Securities and Exchange Commission:

● Why the Company thought its presentation of its debt as noncurrent on its balance sheet was appropriate on those dates.
● Why the Company concluded that compliance with its debt covenants was probable in the future.
● If any cross default provisions triggered any corresponding defaults under the Company’s debt instruments.

The Company has entered into the following agreements (among others) with AgCountry Farm Credit Services, FLCA (“Lender”) regarding its senior secured credit facility (“Facility”) for the provision of construction and permanent debt financing for its ethanol plant: a Master Credit Agreement dated February 14, 2007 (the “Master Agreement”) a First Supplement to Master Credit Agreement dated February 14, 2007 (the “First Supplement”), a Second Supplement to Master Credit Agreement dated February 14, 2007 (the “Second Supplement”), a Third Supplement and Forbearance Agreement to Master Credit Agreement dated April 11, 2008 (the “Third Supplement”), and a Fourth Supplement and Forbearance Agreement to Master Credit Agreement dated March 27, 2009 (the “Fourth Supplement,” together with the Third Supplement, Second Supplement, First Supplement and the Master Agreement, the “Loan Agreements”).

December 31, 2008

At December 31, 2008, the Company was not in compliance with certain covenants contained in the Master Agreement.  The Company classified the debt outstanding under the Master Agreement as noncurrent at December 31, 2008 because (i) although it was not in compliance with certain covenants as of December 31, 2008, it obtained a waiver from Lender respecting such non-compliance at that date and, (ii) based on (A) its forecasts of financial performance and (B) the expected proceeds from a private equity offering it had commenced (“Offering”), the Company did not believe it was probable it would not be able to comply with the Master Agreement covenants at March 31, June 30, September 30 and December 31, 2009.  The Company based this classification on the following applicable literature:

EITF 86-30 states:

The Task Force reached a consensus that, unless facts and circumstances would indicate otherwise, the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.

ARB 43 Chapter 3A paragraph 7 states:

It [current liabilities] is also intended to include long-term obligations that are or will be callable by the creditor either because the debtor’s violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable.  Accordingly, such callable obligations shall be classified as current liabilities unless one of the following conditions is met:
a.  The creditor has waived or subsequently lost the right to demand repayment for more than one year (or operating cycle, if longer) from the balance sheet date.
b.  For long-term obligations containing a grace period within which the debtor may cure the violation, it is probably that the violation will be cured within that period, thus preventing the obligation from becoming callable.

Waiver:

On March 27, 2009, the Company executed the Fourth Supplement, which waived the covenant violations existing at December 31, 2008 and revised the future compliance dates of the financial and other covenants contained in the Loan Agreements.  Accordingly, under ARB 43 Chapter 3A, the Company was not required to classify the debt under the Master Agreement as a current liability as of December 31, 2008.

March 31, 2009:

Since the Fourth Supplement extended the compliance dates for all meaningful covenants in the Loan Agreements past September 30, 2009, as of the date the Company filed its financial statements for the period ending December 31, 2008, it did not have a reason to believe it would not comply with any of the covenants in the Loan Agreements at March 31, 2009, and therefore it was appropriate to classify the Master Agreement debt as current as of December 31, 2008 under EITF 86-30.

June 30, 2009:

As of the date the Company filed its financial statements for the period ending December 31, 2008, it expected that the proceeds of the Offering would be sufficient to comply with the covenant to raise $1 million of equity by April 30, 2009 contained in the Fourth Supplement (the “Equity Covenant”).  Even if the Company was unable to raise such amount from outside investors by such date, its Directors agreed to contribute any amounts not so raised by such date.  The other applicable Loan Agreement covenants the

Company would be required to comply with prior to June 30, 2009 included a requirement to attain 100% name plate production capacity and deliver a financial plan to Lender by May 1, 2009.  The Company believed it was probable that it would be in compliance with all such covenants at June 30, 2009, and therefore it was appropriate to classify the Master Agreement debt as current as of December 31, 2008 under EITF 86-30.

September 30, 2009:

As of the date the Company filed its financial statements for the period ending December 31, 2008, it expected that it would be able to comply with the Loan Agreement covenants at September 30, 2009.  In addition to the discussion above respecting the prior measuring periods, the Fourth Supplement provided that the Company would not be required to comply with the financial covenants in the Master Agreement until after September 30, 2009.  Because the Company believed it was probable that it would be in compliance with all Loan Agreement covenants at September 30, 2009, it was appropriate to classify the Master Agreement debt as current as of December 31, 2008 under EITF 86-30.

December 31, 2009:

As of the date the Company filed its financial statements for the period ending December 31, 2008, it expected that it would be able to comply with the Loan Agreement covenants at December 31, 2009.  In addition to the discussion above respecting the prior measuring periods, it believed that it was probable its forecasted financial performance and equity raised in the Offering would enable such compliance.  The Company forecasted increased margins from its ethanol production at the time based upon the historically seasonal improvement of margins from the first calendar quarter through the second and third calendar quarters.  Historically, as the summer months increase demand for fuel, ethanol producers have experienced greater margins between the costs of corn and the price at which they can sell ethanol.  In addition, the price of corn has historically dropped following harvest, so as the Company looked forward at the time, it forecasted better margins in the second and third quarters from demand, and then continuing into the fourth quarter because of a decrease in expected corn costs.  For these reasons, the Company believed it would be able to meet the financial and other covenants contained in the Master Agreement at December 31, 2009.

Because the Company believed it was probable that it would be in compliance with all Loan Agreement covenants at December 31, 2009, it was appropriate to classify the Master Agreement debt as current as of December 31, 2008 under EITF 86-30.

March 31, 2009

Because there were no Loan Agreement covenant violations as of March 31, 2009, under EITF 86-30, there was no reason for the Company to classify the Master Agreement debt as current at March 31, 2009 in the Company’s Report on Form 10-Q.  However, at March 31, 2009, the Company disclosed the adverse consequences of any failure to satisfy future covenants because it had forecasted that it was possible that it may be unable to satisfy covenants in the future if (i) operating margins did not improve, and (ii) it were unable to raise sufficient equity or obtain additional debt financing.  The Company included such disclosure in light of the following applicable literature:

EITF 86-30 includes several scenarios for consideration of the appropriate classification of an obligation.  The following scenario was most applicable to the Company’s situation at March 31, 2009:

1.  The debt covenants are applicable only subsequent to the balance sheet date, and it is probable that the borrower will fail to meet the covenant requirement at the compliance date three months subsequent to the balance sheet date.”

EITF 86-30 provides the following conclusion on the above scenario is:

The Task Force reached a consensus that, unless facts and circumstances would indicate otherwise, the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.

Applying this consensus to the scenario above, in scenarios 1[…] the debt would be classified as noncurrent…

… The Task Force observed that, when debt is classified as noncurrent in scenario 1[…], the borrower would be required to disclose the adverse consequences of its probable failure to satisfy future covenants.”

Prior to the issuance of the March 31, 2009 financial statements on May 15, 2009, the Company experienced an unexpected temporary shutdown of the plant for 17 days to allow for certain repairs to ensure performance acceptance with its contractor.  The Company was made aware of the need for the plant shutdown on April 18, 2009 (subsequent to the issuance of the December 31, 2008 financial statements on April 2, 2009).  Additionally, although the Directors committed to make up any amounts not raised respecting the Equity Covenant, the Offering did not yield proceeds sufficient to meet the Equity Covenant.  At that time, Lender agreed to extend the Equity Covenant compliance date to June 30, 2009 (presently, the Company believes this requirement will be met).

In addition, while at the time the Company filed its Report on Form 10-K (on April 2, 2009) it anticipated improved margins from ethanol production due to higher summer month demand and lower fall corn prices, by the middle of May, the confidence in those forecasts was questioned.  This was primarily because decreasing consumer confidence and the continually deteriorating economy.  Since May, the Company’s margins from ethanol production have improved though.

At the time the Company’s Report on Form 10-Q was filed, management revised the Company’s forecasts to include adjustments for the plant closing and current economic conditions and commodity prices.  The revised forecasts included conservative estimates of financial results that led management to conclude that absent additional equity or debt capital, or an improvement in operating margins, it was possible the Company may not be able to comply with all of the Loan Agreement covenants at June 30, September 30 and December 31, 2009, in addition to March 31, 2010.  As disclosed in the Company’s Form 10-Q filed for the period ending March 31, 2009, the Company has engaged in discussions with Lender to modify the Loan Agreement covenants if it is unable to comply with any covenants in the future.

Cross Default Provisions

In addition to the Facility, the Company had a line of credit, revolving term note, and tax increment financing note outstanding at December 31, 2008 and March 31, 2009.  None of these instruments include cross default provisions that were impacted by the covenant violation and waiver at December 31, 2008 or the disclosures made at March 31, 2009.

   The Company does hereby acknowledge the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Since our counsel is assisting us with responding to the Letter and our periodic reports, it would be most efficient for you to contact him directly should you have any questions respecting this communication, at the following point of contact: Mr. Daniel Peterson, Husch Blackwell Sanders LLP, (314) 345-6246.

Sincerely,

/s/ Timothy Borer
Timothy Borer,
Treasurer and Principal Financial Officer